U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12b-25
                           Notification Of Late Filing


                                                                Sec File Number
                                                                      0 - 28920

                                                                   CUSIP NUMBER
                                                                      004317202

                                   (Check One)

[ ] Form 10- K and Form 10-KSB [ ] Form 20-F [X] Form 10-Q and Form 10-QSB

         For Period Ended:...............March 31, 1998
         [ ]  Transition Report on Form 10-K
         [ ]  Transition  Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ]  Transition  Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:..............

         If the  notification  relates to a portion of the filing checked above,
         identify     the     Item(s)     to     which     the      notification
         relates:..................Not applicable..............................

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Part 1--Registrant Information

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         Full Name of Registrant...Access Solutions International, Inc........
         Former Name if Applicable
         .....................................................................

         Address of Principal Executive Office (Street and Number)
         .........650 Ten Rod Road............................................
         City, State and Zip Code
         .........North Kingstown, RI 02852...................................

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Part II - Rules 12b-25 ( b ) and ( c )

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -Narrative

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On  April  30,  1998,  Access  Solutions  International,  Inc.  (the  "Company")
announced the termination of its effort to raise $2 million in a private placement offering. Since that time, the Company has been pursuing financing alternatives to the private placement through talks with underwriters regarding the establishment of a financing relationship and negotiations relating to additional financing agreements with Malcolm Chace III. The Company is also attempting to resolve accounting issues with regard to the extension of the planned merger between the Company and PaperClip Software, Inc. These endeavors have delayed the preparation of the financial statements and disclosure sections and have prevented the timely filing of the Form 10-QSB.

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Part IV- Other Information

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         (1)  Name and  Telephone  number of person to  contact in regard to this notification Denis Marchand....401..........295-2691...
                                (Name)           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [x] Yes       [ ] No


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         (3)  Is it  anticipated  that any  significant  change  in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes        [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


 .....Access Solutions International, Inc.......................................
                         (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date....May 15, 1998 ..........    By./s/ Denis Marchand......................
                                      Denis Marchand, Corporate Controller and
                                      Chief Accounting Officer